Exhibit 99.1

Jaguar Mining Q4 and FY 2010 Earnings Conference Call Details

NOTICE OF CONFERENCE CALL: Tuesday, March 22 @ 10:00 a.m. EDT

JAG - TSX/NYSE

CONCORD, NH, March 15 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) will release its Q4 and FY 2010 financial and operating results after the market close on March 21, 2011. The Company will hold a conference call the following morning, March 22 at 10:00 a.m. EDT, to discuss the results as well as its operations.

From North America:	800-392-9307
International:	213-416-2192
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	32211
Webcast:	www.jaguarmining.com

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in northern Brazil in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its extensive land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:34e 15-MAR-11